UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
000-54294

CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	November 30, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Premier Brands, Inc.

Full Name of Registrant

Former Name if Applicable

4364 Bonita Road, No. 424

Address of Principal Executive Office (Street and Number)

Bonita, CA 91902

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Premier Brands, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended November 30, 2012 (the “Quarterly Report”) by the January 14, 2012 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report. As a result, the Registrant is still in the process of compiling required information to complete the Quarterly Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the period ended November 30, 2012 to be incorporated in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jorge Olson	(888)	276-5688
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 6, 2012, we entered into a series of transactions pursuant to which we acquired all of the assets of Zizzaz, LLC, sold certain of our assets to our former principal stockholders. On the same day and thereafter, we also completed a series of private offering of our securities for an aggregate purchase price of approximately $520,000.  The following summarizes the foregoing transactions:

●
Acquisition of Assets of Zizzaz.  We acquired all of the assets of Zizzaz in exchange for the issuance of promissory notes, convertible into shares of our common stock, $0.001 par value at a per share conversion price of $0.50,  in the amount of $1,000,000.00 pursuant to a Purchase Agreement between us, Zizzaz, and the members of Zizzaz.

●
Sales of TrackSoft Assets.  Immediately prior to the acquisition of all of the assets of Zizzaz, we sold certain assets to Howell, in exchange for the cancellation of a total of 1,578,000 shares of our common stock previously held by Howell.

●
Financing Transaction.  Immediately following the acquisition of all of the assets of Zizzaz, we completed a private offering of promissory notes, convertible into shares of our common stock, $0.001 par value at a per share conversion price of $0.50.  The aggregate purchase price of the notes was approximately $350,000. During the several months after the acquisition of all of the assets of Zizzaz, we also completed a series of note financings for an aggregate proceed of $170,000.

PREMIER BRANDS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 15, 2013	By:	/s/ Jorge Olson
Jorge Olson
President and Chief Financial Officer